UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

Excelerate Energy, Inc.

 (Name of issuer)

Class A common stock, par value $0.001 per share

(Title of class of securities)

30069T 101

(CUSIP number)

December 31, 2022

 (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Excelerate Energy Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
82,021,389 (a)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
82,021,389 (a)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,021,389 (a)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
75.75%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO – limited liability company

(a)
Represents Class B interests of Excelerate Energy Limited Partnership (“EELP”) and an equal number of shares of Class B common stock of Excelerate Energy, Inc. (the “Issuer”) held directly by Excelerate Energy Holdings, LLC (“EE Holdings”). The ability to exchange Class B interests of EELP for Class A common stock of the Issuer and the relationship of the parties filing this Schedule 13G is described in Item 4.

1	NAMES OF REPORTING PERSONS
Excelerate Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
40,600,588 (a)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
40,600,588 (a)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,600,588 (a)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
37.50%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO – limited liability company

(a)
Represents Class B interests of EELP and an equal number of shares of Class B common stock of the Issuer held directly by EE Holdings, an entity in which Excelerate Holdings, LLC (“Excelerate Holdings”) owns a 49.5% interest. The ability to exchange Class B interests of EELP for Class A common stock of the Issuer and the relationship of the parties filing this Schedule 13G is described in Item 4.

1	NAMES OF REPORTING PERSONS
George B. Kaiser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
82,021,389 (a)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
82,021,389 (a)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,021,389 (a)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
75.75%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(a)
Represents Class B interests of EELP and an equal number of shares of Class B common stock of the Issuer held directly by EE Holdings, an entity that Mr. George B. Kaiser directly and indirectly controls. The ability to exchange Class B interests of EELP for Class A common stock of the Issuer and the relationship of the parties filing this Schedule 13G is described in Item 4.

Item 1 (a).	Name of Issuer: Excelerate Energy, Inc.

Item 1 (b).	Address of Issuer's Principal Executive Offices:

2445 Technology Forest Blvd., Level 6,
The Woodlands, TX 77381

Item 2 (a).	Name of Person Filing:

This schedule 13G with respect to the Issuer’s Class A common stock is filed on behalf of the following (collectively, the “Reporting Persons”): (a) EE Holdings; (b) Excelerate Holdings; and (c) Mr. Kaiser.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of EE Holdings is 6733 South Yale Avenue, Tulsa, Oklahoma, 74136.

The address of the principal business office of Excelerate Holdings is 6733 South Yale Avenue, Tulsa, Oklahoma, 74136.

The address of the principal business office of Mr. Kaiser is 6733 South Yale Avenue, Tulsa, Oklahoma, 74136.

Item 2 (c).	Citizenship:

EE Holdings was organized, associated or formed under the laws of the State of Delaware.

Excelerate Holdings was organized, associated or formed under the laws of the State of Oklahoma.

Mr. Kaiser is a citizen of the United States of America.

Item 2 (d).	Title of Class of Securities: Class A common stock, par value $0.001 per share

Item 2 (e).	CUSIP No: 30069T 101

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act;
b.	☐ Bank as defined in Section 3(a)(6) of the Act;
c.	☐ Insurance company as defined in Section 3(a)(19) of the Act;
d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
j.	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
k.	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a-c)

Reporting Person	Number of Shares Beneficially Owned(1)	Percentage of Class A Common Stock Outstanding(2)	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote(1)	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition(1)
Excelerate Energy Holdings, LLC	82,021,389	75.75%	-0-	82,021,389	-0-	82,021,389
Excelerate Holdings, LLC	40,600,588	37.50%	-0-	40,600,588	-0-	40,600,588
George B. Kaiser	82,021,389	75.75%	-0-	82,021,389	-0-	82,021,389

(1)
Represents Class B interests of EELP and an equal number of shares of Class B common stock of the Issuer held directly by EE Holdings. EE Holdings is owned 49.5% by Excelerate Holdings and 50.5% by Mr. Kaiser. Excelerate Holdings is controlled by Mr. Kaiser, and Mr. Kaiser receives all of the pecuniary interest in Excelerate Holdings. The Class B interests have no expiration date. Pursuant to the Amended and Restated Limited Partnership Agreement of EELP dated April 14, 2022, the Class B interests may be exchanged for shares of Class A common stock on a one for one basis or, at the Issuer’s election, for cash.  The shares of Class B common stock: (i) confer only voting rights (one vote per share) and do not confer incidents of economic ownership to the holders thereof; and (ii) are automatically cancelled, on a one-for-one basis, without consideration, upon exchange of Class B interests for shares of Class A common stock, or, at the Issuer’s election, for cash.

(2)
Based on 108,275,556 shares of the Issuer’s Class A Common Stock on an as converted basis, which includes (i) 26,254,167 of the Issuer’s Class A common stock, and (ii) 82,021,389 shares of the Issuer’s Class B common stock convertible into shares of the Issuer’s Class A common stock, issued and outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

Excelerate Energy Holdings, LLC
By:	/s/ Kaiser-Francis Management Company, L.L.C., manager

By: /s/ Don P. Millican, President

Excelerate Holdings, LLC
By:	/s/ Kaiser-Francis Management Company, L.L.C., manager

By: /s/ Don P. Millican, President

George B. Kaiser
By:	/s/ Don P. Millican, Attorney-in-Fact

EXHIBIT INDEX

Exhibit A (99.1) - Joint Filing Agreement.